UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment to Original Schedule 13G)**

Blackrock Capital Investment Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

092533108

(CUSIP Number)

March 2, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page. The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

** This filing is being made solely to correct an error in the cover pages and Items 2, 4 and 10 of the original Schedule 13G filed on April 14, 2022.

CUSIP No. 092533108	Schedule 13G

1	Names of Reporting Persons Ares Income Opportunity Fund, L.P.

2	Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☒

3	SEC Use Only

4	Citizen or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 1,052,682

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 1,052,682

9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,052,682

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐ Not Applicable

11	Percent of Class Represented by Amount in Row 9 1.4%*

12	Type of Reporting Person PN

* The calculation of the percentage of outstanding shares is based on 73,820,093 shares of Common Stock (as defined below) outstanding as of March 4, 2022, as disclosed by the Issuer (as defined below) in its Proxy Statement on Schedule 14A, filed with the Securities and Exchange Commission (“SEC”) on March 16, 2022 (“Proxy Statement”).

CUSIP No. 092533108	Schedule 13G

1	Names of Reporting Persons Ares Multi-Asset Credit Strategies Fund LP

2	Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☒

3	SEC Use Only

4	Citizen or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 532,605

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 532,605

9	Aggregate Amount Beneficially Owned by Each Reporting Person 532,605

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐ Not Applicable

11	Percent of Class Represented by Amount in Row 9 0.7%*

12	Type of Reporting Person FI

* The calculation of the percentage of outstanding shares is based on 73,820,093 shares of Common Stock outstanding as of March 4, 2022, as disclosed by the Issuer in its Proxy Statement.

CUSIP No. 092533108	Schedule 13G

1	Names of Reporting Persons Ares Credit Hedge Fund LP

2	Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☒

3	SEC Use Only

4	Citizen or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 11,655

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 11,655

9	Aggregate Amount Beneficially Owned by Each Reporting Person 11,655

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐ Not Applicable

11	Percent of Class Represented by Amount in Row 9 **0.1%*

12	Type of Reporting Person FI

* The calculation of the percentage of outstanding shares is based on 73,820,093 shares of Common Stock outstanding as of March 4, 2022, as disclosed by the Issuer in its Proxy Statement.

** Denotes less than.

CUSIP No. 092533108	Schedule 13G

1	Names of Reporting Persons Ares Capital Management III LLC

2	Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☒

3	SEC Use Only

4	Citizen or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 2,124,682

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 2,124,682

9	Aggregate Amount Beneficially Owned by Each Reporting Person 2,124,682

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐ Not Applicable

11	Percent of Class Represented by Amount in Row 9 2.9%*

12	Type of Reporting Person OO

* The calculation of the percentage of outstanding shares is based on 73,820,093 shares of Common Stock outstanding as of March 4, 2022, as disclosed by the Issuer in its Proxy Statement.

CUSIP No. 092533108	Schedule 13G

1	Names of Reporting Persons Ares Enhanced Credit Opportunities Master Fund II, Ltd.

2	Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☒

3	SEC Use Only

4	Citizen or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 1,436,928

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 1,436,928

9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,436,928

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐ Not Applicable

11	Percent of Class Represented by Amount in Row 9 1.9%*

12	Type of Reporting Person FI

* The calculation of the percentage of outstanding shares is based on 73,820,093 shares of Common Stock outstanding as of March 4, 2022, as disclosed by the Issuer in its Proxy Statement.

CUSIP No. 092533108	Schedule 13G

1	Names of Reporting Persons Ares Enhanced Credit Opportunities Investment Management II, LLC

2	Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☒

3	SEC Use Only

4	Citizen or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 1,436,928

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 1,436,928

9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,436,928

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐ Not Applicable

11	Percent of Class Represented by Amount in Row 9 1.9%*

12	Type of Reporting Person OO

* The calculation of the percentage of outstanding shares is based on 73,820,093 shares of Common Stock outstanding as of March 4, 2022, as disclosed by the Issuer in its Proxy Statement.

CUSIP No. 092533108	Schedule 13G

1	Names of Reporting Persons Ares Enhanced Loan Investment Strategy Advisor IV, L.P.

2	Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☒

3	SEC Use Only

4	Citizen or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 1,750,565

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 1,750,565

9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,750,565

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐ Not Applicable

11	Percent of Class Represented by Amount in Row 9 2.4%*

12	Type of Reporting Person PN

* The calculation of the percentage of outstanding shares is based on 73,820,093 shares of Common Stock outstanding as of March 4, 2022, as disclosed by the Issuer in its Proxy Statement.

CUSIP No. 092533108	Schedule 13G

1	Names of Reporting Persons Ares Enhanced Loan Investment Strategy Advisor IV GP, LLC

2	Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☒

3	SEC Use Only

4	Citizen or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 1,750,565

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 1,750,565

9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,750,565

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐ Not Applicable

11	Percent of Class Represented by Amount in Row 9 2.4%*

12	Type of Reporting Person OO

* The calculation of the percentage of outstanding shares is based on 73,820,093 shares of Common Stock outstanding as of March 4, 2022, as disclosed by the Issuer in its Proxy Statement.

CUSIP No. 092533108	Schedule 13G

1	Names of Reporting Persons Ares Management LLC

2	Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☒

3	SEC Use Only

4	Citizen or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 5,312,175

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 5,312,175

9	Aggregate Amount Beneficially Owned by Each Reporting Person 5,312,175

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐ Not Applicable

11	Percent of Class Represented by Amount in Row 9 7.2%*

12	Type of Reporting Person OO

* The calculation of the percentage of outstanding shares is based on 73,820,093 shares of Common Stock outstanding as of March 4, 2022, as disclosed by the Issuer in its Proxy Statement.

CUSIP No. 092533108	Schedule 13G

1	Names of Reporting Persons Ares Management Holdings L.P.

2	Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☒

3	SEC Use Only

4	Citizen or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 5,312,175

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 5,312,175

9	Aggregate Amount Beneficially Owned by Each Reporting Person 5,312,175

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐ Not Applicable

11	Percent of Class Represented by Amount in Row 9 7.2%*

12	Type of Reporting Person PN

* The calculation of the percentage of outstanding shares is based on 73,820,093 shares of Common Stock outstanding as of March 4, 2022, as disclosed by the Issuer in its Proxy Statement.

CUSIP No. 092533108	Schedule 13G

1	Names of Reporting Persons Ares Holdco LLC

2	Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☒

3	SEC Use Only

4	Citizen or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 5,312,175

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 5,312,175

9	Aggregate Amount Beneficially Owned by Each Reporting Person 5,312,175

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐ Not Applicable

11	Percent of Class Represented by Amount in Row 9 7.2%*

12	Type of Reporting Person OO

* The calculation of the percentage of outstanding shares is based on 73,820,093 shares of Common Stock outstanding as of March 4, 2022, as disclosed by the Issuer in its Proxy Statement.

CUSIP No. 092533108	Schedule 13G

1	Names of Reporting Persons Ares Management Corporation

2	Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☒

3	SEC Use Only

4	Citizen or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 5,312,175

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 5,312,175

9	Aggregate Amount Beneficially Owned by Each Reporting Person 5,312,175

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐ Not Applicable

11	Percent of Class Represented by Amount in Row 9 7.2%*

12	Type of Reporting Person CO

* The calculation of the percentage of outstanding shares is based on 73,820,093 shares of Common Stock outstanding as of March 4, 2022, as disclosed by the Issuer in its Proxy Statement.

CUSIP No. 092533108	Schedule 13G

1	Names of Reporting Persons Ares Voting LLC

2	Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☒

3	SEC Use Only

4	Citizen or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 5,312,175

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 5,312,175

9	Aggregate Amount Beneficially Owned by Each Reporting Person 5,312,175

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐ Not Applicable

11	Percent of Class Represented by Amount in Row 9 7.2%*

12	Type of Reporting Person OO

* The calculation of the percentage of outstanding shares is based on 73,820,093 shares of Common Stock outstanding as of March 4, 2022, as disclosed by the Issuer in its Proxy Statement.

CUSIP No. 092533108	Schedule 13G

1	Names of Reporting Persons Ares Management GP LLC

2	Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☒

3	SEC Use Only

4	Citizen or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 5,312,175

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 5,312,175

9	Aggregate Amount Beneficially Owned by Each Reporting Person 5,312,175

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐ Not Applicable

11	Percent of Class Represented by Amount in Row 9 7.2%*

12	Type of Reporting Person OO

* The calculation of the percentage of outstanding shares is based on 73,820,093 shares of Common Stock outstanding as of March 4, 2022, as disclosed by the Issuer in its Proxy Statement.

CUSIP No. 092533108	Schedule 13G

1	Names of Reporting Persons Ares Partners Holdco LLC

2	Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☒

3	SEC Use Only

4	Citizen or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 5,312,175

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 5,312,175

9	Aggregate Amount Beneficially Owned by Each Reporting Person 5,312,175

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐ Not Applicable

11	Percent of Class Represented by Amount in Row 9 7.2%*

12	Type of Reporting Person OO

* The calculation of the percentage of outstanding shares is based on 73,820,093 shares of Common Stock outstanding as of March 4, 2022, as disclosed by the Issuer in its Proxy Statement.

This amendment (the “Amendment”) is being filed solely to amend the cover pages and Items 2, 4 and 10 to the Schedule 13G filed with the Securities and Exchange Commission (the “SEC”) on April 14, 2022 (the “Original 13G” and, together with this Amendment, the “Schedule 13G”), on behalf of the Reporting Persons (as defined below). The Amendment amends the Original 13G to correct an inadvertent omission of previously reported historical beneficial ownership of Common Stock directly held by Ares Credit Hedge Fund LP (“Ares Credit Hedge”) by the amount of 11,655 shares of Common Stock.

Except for the cover pages and Items 2, 4 and 10, all Items of the Original 13G remain unchanged.

Item 2.

(a)	Name of Person Filing:
Each of the following is hereinafter individually referred to as a “Reporting Person” and collectively as the “Reporting Persons”. This statement is filed on behalf of: Ares Income Opportunity Fund, L.P. (“AIOF”); Ares Multi-Asset Credit Strategies Fund LP (“Ares Multi-Asset Credit”); Ares Credit Hedge; Ares Capital Management III LLC (“Ares Capital Management III”); Ares Enhanced Credit Opportunities Master Fund II, Ltd. (“Ares ECO”); Ares Enhanced Credit Opportunities Investment Management II, LLC (“Ares ECO Management”); Ares Enhanced Loan Investment Strategy Advisor IV, L.P. (“Ares Enhanced Loan”); Ares Enhanced Loan Investment Strategy Advisor IV GP, LLC (“Ares Enhanced Loan GP”); Ares Management LLC; Ares Management Holdings L.P. (“Ares Management Holdings”); Ares Holdco LLC (“Ares Holdco”); Ares Management Corporation (“Ares Management”); Ares Management GP LLC (“Ares Management GP”); Ares Voting LLC (“Ares Voting”); and Ares Partners Holdco LLC (“Ares Partners”).
	(b)	Address or Principal Business Office: The business address of each Reporting Person is c/o Ares Management LLC, 2000 Avenue of the Stars, 12th Floor, Los Angeles, California 90067.
(c)	Citizenship of each Reporting Person is:
Ares ECO, Ares Credit Hedge and Ares Multi-Asset Credit are organized under the laws of the Cayman Islands. Each of the other Reporting Persons is organized under the laws of the State of Delaware.
	(d)	Title of Class of Securities: The Issuer’s common stock, $0.001 par value per share (“Common Stock”)
	(e)	CUSIP Number: 092533108

Item 4.	Ownership

Items 4(a) - 4(c) of the Original 13G are hereby amended and restated in their entirety as follows:

(a-b)

The ownership information presented in this Schedule 13G is based upon 73,820,093 shares of Common Stock outstanding as of March 4, 2022, as reported by the Issuer in its Proxy Statement. As of the date that this Schedule 13G is filed: (i) AIOF may be deemed to directly beneficially own 1,052,682 shares of Common Stock; (ii) Ares Multi-Asset Credit may be deemed to directly beneficially own 532,605 shares of Common Stock; (iii) Ares Credit Hedge may be deemed to directly beneficially own 11,655 shares of Common Stock; (iv) Ares Capital Management III may be deemed to directly beneficially own 527,740 shares of Common Stock pursuant to an Investment Management Agreement that grants Ares Capital Management III investment discretion with respect to 527,740 shares of Common Stock beneficially owned by an unaffiliated third party; (v) Ares ECO may be deemed to directly beneficially own 1,436,928 shares of Common Stock; and (vi) Ares Enhanced Loan may be deemed to directly beneficially own 1,750,565 shares of Common Stock pursuant to certain Investment Management Agreements that grant Ares Enhanced Loan investment discretion with respect to 1,750,565 shares of Common Stock beneficially owned by unaffiliated third parties. The Reporting Persons, as a result of the relationships described below, may be deemed to directly or indirectly beneficially own the shares of Common Stock held by AIOF, Ares Multi-Asset Credit, Ares Capital Management III, Ares ECO and Ares Enhanced Loan. See Items 9 and 11 of the cover pages to this Schedule 13G for the aggregate number of Common Stock and the percentage of Common Stock beneficially owned by each of the Reporting Persons.

The manager of AIOF, Ares Multi-Asset Credit and Ares Credit Hedge is Ares Capital Management III. The sole member of Ares Capital Management III is Ares Management LLC. Ares ECO is managed by Ares ECO Management and the sole member of Ares ECO Management is Ares Management LLC. The general partner of Ares Enhanced Loan is Ares Enhanced Loan GP. The sole member of Ares Enhanced Loan GP is Ares Management LLC. The sole member of Ares Management LLC is Ares Management Holdings and the general partner of Ares Management Holdings is Ares Holdco. The sole member of Ares Holdco is Ares Management. Ares Management GP is the sole holder of the Class B common stock, $0.01 par value per share, of Ares Management (the “Ares Class B Common Stock”) and Ares Voting is the sole holder of the Class C common stock, $0.01 par value per share, of Ares Management (the “Ares Class C Common Stock”). Pursuant to Ares Management’s Certificate of Incorporation in effect as of the date of this Schedule 13G, the holders of the Ares Class B Common Stock and the Ares Class C Common Stock, collectively, will generally have the majority of the votes on any matter submitted to the stockholders of Ares Management if certain conditions are met. The sole member of both Ares Management GP and Ares Voting is Ares Partners. Ares Partners is managed by a board of managers, which is composed of Michael J Arougheti, Ryan Berry, R. Kipp deVeer, David B. Kaplan, Antony P. Ressler and Bennett Rosenthal (collectively, the “Board Members”). Mr. Ressler generally has veto authority over decisions by the Board Members.

Each of the Reporting Persons (other than AIOF, Ares Multi-Asset Credit, Ares Credit Hedge, Ares Capital Management III, Ares ECO and Ares Enhanced Loan, in each case, solely with respect to the shares of Common Stock held directly by each such Reporting Person), the Board Members and the other directors, officers, partners, stockholders, members and managers of the Reporting Persons expressly disclaims beneficial ownership of the shares of Common Stock reported in this Schedule 13G for purposes of Section 13(d) of the Act and the rules under Section 13(d) of the Act.

(c) The information contained on the cover pages to this Schedule 13G is incorporated in this statement by reference.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 12, 2023

Ares Income Opportunity Fund, L.P.
By: Ares Capital Management III LLC, its manager

/s/ Naseem Sagati Aghili
By: Naseem Sagati Aghili
Its: Authorized Signatory

Ares Multi-Asset Credit Strategies Fund LP
By: Ares Capital Management III LLC, its manager

/s/ Naseem Sagati Aghili
By: Naseem Sagati Aghili
Its: Authorized Signatory

Ares Credit Hedge Fund LP
By: Ares Capital Management III LLC, its manager

/s/ Naseem Sagati Aghili
By: Naseem Sagati Aghili
Its: Authorized Signatory

Ares Capital Management III LLC

/s/ Naseem Sagati Aghili
By: Naseem Sagati Aghili
Its: Authorized Signatory

Ares Enhanced Credit Opportunities Master Fund II, Ltd.
By: Ares Enhanced Credit Opportunities Investment Management II, LLC, its manager

/s/ Naseem Sagati Aghili
By: Naseem Sagati Aghili
Its: Authorized Signatory

Ares Enhanced Loan Investment Strategy Advisor IV, L.P.
By: Ares Enhanced Loan Investment Strategy Advisor IV GP, LLC, its general partner

/s/ Naseem Sagati Aghili
By: Naseem Sagati Aghili
Its: Authorized Signatory

Ares Enhanced Credit Opportunities Investment Management II, LLC

/s/ Naseem Sagati Aghili
By: Naseem Sagati Aghili
Its: Authorized Signatory

Ares Enhanced Loan Investment Strategy Advisor IV GP

/s/ Naseem Sagati Aghili
By: Naseem Sagati Aghili
Its: Authorized Signatory

Ares Management LLC

/s/ Naseem Sagati Aghili
By: Naseem Sagati Aghili
Its: Authorized Signatory

Ares Management Holdings L.P.
By: Ares Holdco LLC, its general partner

/s/ Naseem Sagati Aghili
By: Naseem Sagati Aghili
Its: Authorized Signatory

Ares Holdco LLC

/s/ Naseem Sagati Aghili
By: Naseem Sagati Aghili
Its: Authorized Signatory

Ares Management Corporation

/s/ Naseem Sagati Aghili
By: Naseem Sagati Aghili
Its: Authorized Signatory

Ares Management GP LLC

/s/ Naseem Sagati Aghili
By: Naseem Sagati Aghili
Its: Authorized Signatory

Ares Voting LLC
By: Ares Partners Holdco LLC, its sole member

/s/ Naseem Sagati Aghili
By: Naseem Sagati Aghili
Its: Authorized Signatory

Ares Partners Holdco LLC

/s/ Naseem Sagati Aghili
By: Naseem Sagati Aghili
Its: Authorized Signatory

LIST OF EXHIBITS

Exhibit No.	Description

99.1	Joint Filing Agreement, dated as of April 12, 2023, by and among the Reporting Persons.